EXHIBIT 1
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[GRAPHIC OMITTED]                                       NEWS RELEASE
[LOGO - IPSCO]


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FOR IMMEDIATE RELEASE

MEDIATION UNSUCCESSFUL - FINAL OFFER GIVEN

[Regina, Saskatchewan], [November 26, 2002] - IPSCO Inc. (TSX/NYSE:IPS) announced today that efforts to reach a mediated settlement with its workers in Regina and Calgary, who are represented by the United Steelworkers of America, have been unsuccessful. A final offer containing increased wages, a substantial pension improvement, expanded health, life and short-term disability insurance coverage, continued COLA and Profit Sharing was given by IPSCO to the Union's bargaining committee. In response, the Union has served the Company with 48 hours notice of its intention to strike in Saskatchewan and 72 hours notice of its intention to strike in Alberta. IPSCO is uncertain of the Union's intentions with regard to asking its membership to vote on the offer before taking strike action.

IPSCO anticipates that contingency operating plans using its broad range of facilities will allow the Company to continue to supply its customers on an ongoing basis. The financial consequences of any work stoppage on the Company are under assessment.

For further information on IPSCO, please visit the Company's web site at WWW.IPSCO.COM.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO INC.'S OPERATIONS AND BELIEFS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS FACTORS INCLUDING UNION ACTIVITIES, POTENTIAL MARKETS AND DEMAND FOR THE MATERIALS PRODUCED, PRODUCTION LEVELS, MARKET FORCES, AND DOMESTIC PRICING OF STEEL PRODUCTS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO INC.'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO INC.'S ANNUAL REPORT FOR 2001, ITS MD&A AND FORM 40-F.

Company Contact:
Kelly Brossart
IPSCO
Tel. (306) 924-7475
Release #02-32



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